Explanatory Note: The following communication was released by KeyCorp to the public.

Filed by KeyCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Niagara Financial Group, Inc.

Filer’s SEC File No.: 001-11302

Date: December 17, 2015

News Release
KeyBank N.A.
Buffalo Market
250 Delaware Ave.
Buffalo, NY 14202

CONTACT:	Therese Myers	David Lanzillo
	518-257-8637	716-819-5780
	therese.myers@keybank.com	david.lanzillo@fnfg.com

KEY MEDIA

NEWSROOM: www.Key.com/newsroom

KeyBank and First Niagara announce mortgage operations

to remain in Buffalo

Plan will leverage and expand on First Niagara’s existing mortgage operations

300 employees initially needed to staff Buffalo-based mortgage operations

BUFFALO, N.Y. (Dec. 9, 2015) — KeyBank, a wholly owned subsidiary of KeyCorp (NYSE: KEY), announced today that it plans to keep mortgage operations in Buffalo, N.Y., and that it will leverage and expand First Niagara Bank’s mortgage capabilities upon completion of First Niagara’s merger into Key. Although it is too soon to know exactly how many jobs the Buffalo-based mortgage operations will entail, it is anticipated that initially approximately 300 employees will be needed to ensure all functions are covered.

KeyCorp and First Niagara Financial Group (NASDAQ: FNFG) announced on Oct. 30, 2015, an agreement for Key to purchase the Buffalo, N.Y.-headquartered bank, subject to shareholder and regulatory approvals. Key had recently announced a plan to bring its currently outsourced mortgage fulfillment operations into the organization, the scope of the project will now leverage First Niagara’s servicing platform systems and expertise after the merger occurs.

Currently, mortgage origination — application and product determination — is handled by KeyBank Mortgage loan officers located throughout KeyBank’s 12-state footprint as well as through a centralized tele-mortgage team, while underwriting, fulfillment and portfolio management functions are managed and serviced by an outsourced provider, PHH Mortgage.

KeyBank plans to build underwriting, fulfillment and portfolio management platforms to support mortgage loan origination. Additionally, in connection with the merger, KeyBank will bring residential loan servicing in-house through First Niagara Bank’s existing residential loan servicing unit. Key plans to utilize First Niagara Bank’s New Haven, Conn.–based mortgage fulfillment group as well.

KeyBank’s target date for a pilot on new platforms is June 2016, with a full launch sometime in the fourth quarter 2016.

“Buying a home is typically one of the biggest investments most people make,” said Beth Mooney, chairman, president and CEO, KeyCorp, “and Key’s ability to own the client experience and the mortgage origination process will benefit clients as well as strengthen our ability to expand client relationships. When clients have all of their products or services with us, we can better know and serve them. This is relationship banking.”

First Niagara does not outsource any component of its residential mortgage origination or servicing. First Niagara’s current servicing platform, built to support its 392 branches, is well regarded in the industry.

Decisions on organization structure and leadership appointments will be made a later date.

“We are excited to make this first announcement as we plan to leverage each organization’s existing capabilities after the merger,” said Chris Gorman, president, Key Corporate Bank, who leads the merger integration team, comprising both KeyCorp and First Niagara team members. “As KeyBank looks to combine

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KeyBank and First Niagara announce mortgage operations to remain in Buffalo

December 17, 2015

companies, retaining the knowledge and experience of those employees within First Niagara’s operations is critical, and expanding our footprint will provide job opportunities in both fulfillment and servicing to support the additional transactional volume.”

About KeyCorp

KeyCorp was organized more than 180 years ago and is headquartered in Cleveland, Ohio. One of the nation’s largest bank-based financial services companies, Key had assets of approximately $95.4 billion at September 30, 2015. Key provides deposit, lending, cash management and investment services to individuals and small and midsized businesses in 12 states under the name KeyBank National Association. Key also provides a broad range of sophisticated corporate and investment banking products, such as merger and acquisition advice, public and private debt and equity, syndications and derivatives to middle market companies in selected industries throughout the United States under the KeyBanc Capital Markets trade name. For more information, visit https://www.key.com/. KeyBank is Member FDIC.

About First Niagara

First Niagara, through its wholly owned subsidiary, First Niagara Bank, N.A., is a multi-state community-oriented bank with approximately 390 branches, $39 billion in assets, $29 billion in deposits, and approximately 5,400 employees providing financial services to individuals, families and businesses across New York, Pennsylvania, Connecticut and Massachusetts. For more information, visit www.firstniagara.com.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

KeyBank and First Niagara announce mortgage operations to remain in Buffalo

December 17, 2015

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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